Dannette L Smith

Secretary to the Board

9900 Bren Road East, MN008-T700

Minnetonka, MN  55343

Tel   952 936 1316

Fax   952 936 3096

April 14, 2015

VIA EDGAR

Jeffrey P. Riedler

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	UnitedHealth Group Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed April 6, 2015
File No. 001-10864

Dear Mr. Riedler:

Please find below the response of UnitedHealth Group Incorporated (the “Company”) to your April 10, 2015 comment letter relating to the Company’s Preliminary Proxy Statement filed with the Commission on Schedule 14A on April 6, 2015.  In this letter, the comment of the Commission staff is set forth in italicized, bold type and is followed by the Company’s response thereto.

We refer to the proposed Delaware Certificate of Incorporation that contains an exclusive jurisdiction provision. Please highlight that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

The Company has reviewed the staff’s comment and will revise its disclosure in the Definitive Proxy Statement on Schedule 14A accordingly.

1.              The Company will revise the disclosure on page 67 of the Preliminary Proxy Statement as follows (changes are underlined).

•                  the Delaware Certificate of Incorporation contains an exclusive jurisdiction provision, which provides that any shareholder derivative suits, fiduciary duty claims and other intra-corporate actions must be brought in Delaware courts.  This provision may limit a shareholder’s ability to bring a claim in a judicial forum (other than in a Delaware court) that it finds preferable for disputes with the Company and its directors, officers or other employees.

2.              The Company will add the following disclosure to the “Comparison of Shareholder Rights Before and After the Reincorporation” table on page 77 of the Preliminary Proxy Statement.

UnitedHealth Minnesota	UnitedHealth Delaware
Exclusive Jurisdiction The Minnesota Articles of Incorporation and Minnesota Bylaws do not contain an exclusive jurisdiction provision.

Exclusive Jurisdiction

The Delaware Certificate of Incorporation contains an exclusive jurisdiction provision, which provides that any shareholder derivative suits, fiduciary duty claims and other intra-corporate actions must be brought in Delaware courts. This provision may limit a shareholder’s ability to bring a claim in a judicial forum (other than in a Delaware court) that it finds preferable for disputes with the Company and its directors, officers or other employees.

In connection with the foregoing, the Company hereby acknowledges:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (952) 936-1316 or dannette.smith@uhg.com if you have any questions or comments in response to this letter.

Very truly yours,

Dannette L. Smith
Secretary to the Board of Directors

cc:        Marianne D. Short, UnitedHealth Group

Keir Gumbs, Covington & Burling LLP